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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 23)*


                             THE MARCUS CORPORATION
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $1.00 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   566330 10 6
                -------------------------------------------------
                                 (CUSIP Number)

                                December 31, 2001
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        [ ]   Rule 13d-1(b)

        [ ]   Rule 13d-1(c)

        [X]   Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        (Continued on following page(s))
                                Page 1 of 4 Pages

================================================================================
  1       NAME OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

          Stephen H. Marcus
--------------------------------------------------------------------------------
  2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a)[ ]
          (SEE INSTRUCTIONS)                                            (b)[ ]

          Not Applicable
--------------------------------------------------------------------------------
  3       SEC USE ONLY

--------------------------------------------------------------------------------
  4       CITIZENSHIP OR PLACE OF ORGANIZATION

          United States
--------------------------------------------------------------------------------

    NUMBER OF        5    SOLE VOTING POWER

     SHARES               5,685,795
                   -------------------------------------------------------------
  BENEFICIALLY       6    SHARED VOTING POWER

    OWNED BY              1,283,454
                     -----------------------------------------------------------
      EACH           7    SOLE DISPOSITIVE POWER

    REPORTING             2,629,966
                     -----------------------------------------------------------
     PERSON          8    SHARED DISPOSITIVE POWER

      WITH                4,339,283

--------------------------------------------------------------------------------
  9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          6,969,249
--------------------------------------------------------------------------------
 10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN    [ ]
          SHARES (SEE INSTRUCTIONS)
          N/A
--------------------------------------------------------------------------------
 11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

          23.8%
--------------------------------------------------------------------------------
 12       TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

          IN
================================================================================

                                Page 2 of 4 Pages

          This Amendment No. 23 to Schedule 13G with regard to The Marcus Corporation is being filed on behalf of the undersigned to amend Item 4 of the originally filed Schedule 13G. Except as expressly stated herein, there have been no material changes in the information set forth in the Schedule 13G.

Item 4.   Ownership:
------    ---------

          (a)  Amount Beneficially Owned: 6,969,249

          (b)  Percent of Class: 23.8%

          (c)  Number of shares as to which such person has:

               (i)  sole power to vote or to direct the vote: 5,685,795

               (ii) shared power to vote or to direct the vote: 1,283,454

               (iii) sole power to dispose or to direct the disposition of:
                     2,629,966

               (iv) shared power to dispose or to direct the disposition of:
                     4,339,283

          Other than with respect to (i) 6,003 shares of Common Stock (which Mr. Marcus shares voting and dispositive power) and (ii) 25,508 shares of Common Stock (which Mr. Marcus has sole voting and dispositive power) all of the reported beneficial ownership of Common Stock results from the beneficial ownership of shares of Class B Common Stock, which are convertible at any time into Common Stock on a share-for-share basis. The percent of class figure assumes conversion of all outstanding shares of Class B Common Stock into shares of Common Stock.

               (i)  21,895 shares of Common Stock held individually by Mr.
                    Marcus;

               (ii) 3,613 shares of Common Stock held individually by Mr. Marcus in The Marcus Corporation 401(k) Plan;

               (iii) 6,003 shares of Common Stock held by a trust whereby Mr.
                    Marcus serves as Trustee;

               (iv) 2,604,458 shares of Class B Common Stock held individually by Mr. Marcus;

               (v) 208,315 shares of Class B Common Stock held as tenant in common with Mr. Marcus' wife;

               (vi) 77,560 shares of Class B Common Stock held individually by
                    Mr. Marcus' wife;


                                Page 3 of 4 Pages

               (vii) 652,179 shares of Class B Common Stock held by trusts whereby Mr. Marcus' wife serves as Trustee;

               (viii) 227,017 shares of Class B Common Stock held by trusts whereby Mr. Marcus serves as Trustee;

               (ix) 112,380 shares of Class B Common Stock held by trusts whereby Mr. Marcus and his wife serve as Co-Trustees; and

               (x) 3,055,829 shares of Class B Common Stock held by trusts whereby Mr. Marcus and his sister, Diane Marcus Gershowitz, serve as Co-Trustees.

          Mr. Marcus' wife (for shares held individually) and the trusts have the right to receive dividends and proceeds from the sale of securities held thereby.

                                    SIGNATURE
                                    ---------

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  February 8, 2002



/s/ Stephen H. Marcus
--------------------------------
Stephen H. Marcus


                                Page 4 of 4 Pages